July 25, 2024

Carl Kaeding
President of Kaeding Development Group, LLC
Auor Capital Fund V LLC
7900 International Drive, Suite 910
Bloomington, MN 55425

        Re: Auor Capital Fund V LLC
            Offering Statement on Form 1-A
            Filed July 10, 2024
            File No. 024-12462
Dear Carl Kaeding:

       We have reviewed your offering statement and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed July 10, 2024
General

1. We note your response to prior comment 5 and that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the
        Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 July 25, 2024
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jeremy E. Warring